UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

25 May 2006

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. By: /s/ Elli Levinson Sela —————————————— Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

  Contact:
    Blue Square-Israel Ltd.
    Elli Levinson Sela
    General Counsel & Corporate Secretary
    Telephone: 972-3-9282670
    Fax: 972-3-9282498

    Email: ellils@bsi.co.il

Blue Square Announces appointment of CFO

ROSH HAAYIN, Israel, May 25, 2006 – Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: “Blue Square”) announced today that the Board of Directors has appointed Mr. Dror Moran as the CFO and VP Finance of Blue Square. Mr. Moran is expected to step in position not later then July 1st, 2006.

Mr. Moran is a CPA and received a Bachelor of Business, Accounting and finance from the college of management academic studies in Tel Aviv. Mr Moran was employed by Blue Square between 1997 and 2005 and his last position with Blue Square was Deputy CFO.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 170 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2004.